                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (TRANSLATION OF NAME OF ISSUER INTO ENGLISH)


                            INVERSIONES D72410, C.A.
                           A COMPANY JOINTLY OWNED BY
                               THE AES CORPORATION
                                       AND
                              CORPORACION EDC, C.A.
--------------------------------------------------------------------------------
                       (NAME OF FILING PERSONS (OFFERORS))


                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 CLASS D SHARES OF COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       BARRY J. SHARP, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
                   THE AES CORPORATION, 1001 NORTH 19TH STREET
                 ARLINGTON, VIRGINIA 22209; TEL: (703) 522-1315

                                    COPY TO:

     WILLIAM R. LURASCHI, VICE PRESIDENT AND SECRETARY, THE AES CORPORATION
      1001 NORTH 19TH STREET ARLINGTON, VIRGINIA 22209; TEL: (703) 522-1315
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
      N/A (1)                                                  N/A (1)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) No filing fee is required pursuant to general instruction D of Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A          Filing Party:     N/A
                       ----------------               ---------------

Form or Registration No.:   N/A          Date Filed:       N/A
                         --------------               ---------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE
---------------------

             THE AES CORPORATION AND CORPORACION EDC, C.A. ANNOUNCE
               JOINT U.S. AND VENEZUELAN CASH OFFERS FOR AMERICAN
                  DEPOSITARY SHARES AND CLASS D SHARES OF CANTV

                       AES plan will unlock value in CANTV
--------------------------------------------------------------------------------
ARLINGTON, VA AND CARACAS, VENEZUELA - AUGUST 29, 2001 - The AES Corporation (NYSE:AES), the world's largest independent global power company, together with its 87% owned subsidiary, Corporacion EDC, C.A., announced today their intention to make cash tender offers in the United States and Venezuela to acquire American Depositary Shares and Class D Shares of Compania Anonima Nacional Telefonos de Venezuela (CANTV) which represent approximately 43.2% of the outstanding CANTV shares.

Dennis W. Bakke, President and Chief Executive Officer of AES said, "We believe that CANTV shareholders should be able to realize greater value from their investment. AES's plans for CANTV include distributing CANTV's excess cash through a special dividend to all shareholders and optimizing CANTV's capital structure."

AES also stated that it intends to seek to sell Molvinet, CANTV's mobile telephone business, to a world class operator and/or through a public offering in the capital markets and also distribute these proceeds to all CANTV shareholders.

Mr. Bakke added, "Our plan treats all shareholders - large and small - equally."

Tender Details
--------------

The U.S. offer will be made for 28,566,944 American Depositary Shares of CANTV at U.S. $24.00 per ADS in cash. The Venezuelan offer will be made for 199,968,608 Class D Shares of CANTV at U.S. $3.4285714 per class D share in cash. The price per ADS and per Class D Share in the U.S. and Venezuelan offers will be equal based upon the seven class D shares represented by each ADS.

Through Corporacion EDC, AES currently owns 64,007,524 CANTV Class D Shares representing approximately 6.9% of the outstanding capital stock of

CANTV. Substantially all of these shares were received by Corporacion EDC in exchange for its interest in VenWorld Telecom, C.A., a jointly owned company controlled by Verizon Communications that acquired a controlling interest in CANTV in its 1991 privatization. When added to the CANTV shares currently owned by Corporacion EDC, the ADSs and shares sought in the tender offers would represent a majority of CANTV's outstanding shares.

Based on the number of ADSs and class D shares sought in the U.S. and Venezuelan offers, the aggregate consideration to be paid pursuant to the two offers is approximately U.S. $1.371 billion. AES said it is pursuing various sources for the funds for the offer including limited recourse financing, internal resources, corporate borrowings, sales of securities and other sources.

AES expects to make its tender offer filings with the Securities and Exchange Commission and the Comision Nacional de Valores in Venezuela shortly.

If more than 28,566,944 ADSs are tendered in the U.S. offer or more than 199,968,608 class D shares are tendered in the Venezuelan offer and all other conditions to the offers are met, ADSs and shares would each be purchased in each offer on a pro rata basis.

AES's Commitment to Venezuela
-----------------------------

Mr. Paul T. Hanrahan, President of AES Americas added, "The structure of our offer will allow CANTV to continue to be the largest traded stock on the Caracas Stock Exchange and will permit Venezuelan investors, CANTV employees and international investors to participate in CANTV's future growth. We believe our proposed sale of Molvinet will increase competition in the telecom sector which will benefit all consumers."

The offers are conditioned on, among other things, that the ADSs and Class D shares tendered, not withdrawn and to be purchased pursuant to the offers, together with the CANTV Class D Shares currently owned by Corporacion EDC, represent at least a majority of the outstanding capital stock of CANTV. The offers are also conditioned on the receipt of the approval of the Venezuelan National Telecommunications Commission (Comision Nacional de Telecomunicaciones
- CONATEL) and other required regulatory approvals. The commencement of the tender offers is also subject to the approval of the Comision Nacional de Valores (CNV) of the terms of the Venezuelan Offer.

Holders of Class C Shares will be able to tender their shares after complying with the rights of first refusal established in CANTV's ByLaws in favor of other CANTV employees. AES also announced that it intends to seek to make arrangements so that current and former employees of CANTV who have not yet completed paying for their Class C Shares will be able to tender their Shares in the offer.

J.P. Morgan Securities, Inc., Credit Suisse First Boston and Banc of America Securities LLC are acting as financial advisors in connection with the offers. J.P. Morgan Securities, Inc. will be the dealer manager for the US Offer.

The complete details of the offer for CANTV ADSs and Shares will be set forth in the filing to be made with the Securities and Exchange Commission and the Venezuelan CNV.

About AES
---------

Business development milestones in 2001 include the following:

o In August a subsidiary of AES entered into an agreement to purchase all of PSEG Global's interests in five jointly held businesses in Argentina.

o In August, a subsidiary of AES announced that it intends to launch a cash tender offer to acquire all of the outstanding loan participation certificates of Edelnor.

o In July a subsidiary of AES completed the final phase of its acquisition of the energy assets of Thermo Ecotek Corporation.

o In July, a subsidiary of AES signed agreements to acquire a 56% interest in SONEL, an integrated electricity utility in Cameroon.

o In July, a subsidiary of AES acquired a majority of the energy assets of Thermo Ecotek Corporation.

o In June, AES signed a definitive agreement to sell the customers and related assets of AES Power Direct.

o In June, a subsidiary of AES secured the financing for its $104 million, 163 MW combined cycle diesel-fired power plant in Sri Lanka.

o In June, AES announced that its AES-3C Maritza East 1 project in Bulgaria signed two key contracts with NEK and Maritza East Mines.

o In May, AES was awarded the Ras Laffan 750 MW and 40 million imperial gallons of water per day natural gas-fired, combined-cycle cogeneration power and water desalination project in the State of Qatar.

o In May, AES announced that it received certification from the California Energy Commission and is set to commence construction on the refurbishment of two retired gas-fired units 3 & 4 at Huntington Beach, California.

o In May, a subsidiary of AES signed a strategic alliance agreement with COTEL, the largest local telephone carrier in Bolivia.

o In May, a subsidiary of AES secured the financing for its, $348.6 million, 427 MW Barka facility in Oman.

o In May AES announced that it won a bid for approximately $23.2 million to purchase a 75% controlling interest in Rivenoblenergo, the distribution company that serves the Rivno region, which is about 200 kms from Kiev, the capital city of Ukraine.

o In April, AES announced that it won a bid for approximately $45.9 million to purchase a 75% controlling interest in Kievoblenergo the distribution company that serves the region that surrounds Kiev, the capital city of Ukraine.

o In April, a subsidiary of AES signed agreements for the financing of its $300 million, 450 MW combined cycle gas-fired Meghnaghat power plant in Bangladesh.

o In April, a subsidiary of AES completed a $180 million financing for its 360 MW gas-fired combined cycle facility Haripur in Bangladesh.

o In April, AES announced the completion of its acquisition of IPALCO in Indiana.

o In March, a subsidiary of AES secured the financing for the 720 MW gas-fired Granite Ridge project in New Hampshire.

o In March, a subsidiary of AES acquired from EniChem SpA an oil-fired 140MW cogeneration facility in the town of Ottana, which is in the province of Nuoro, Sardinia, Italy.

o In February, a subsidiary of AES entered an agreement to purchase all of the energy assets of Thermo Ecotek Corporation, a wholly owned subsidiary of Thermo Electron Corporation of Waltham, Massachusetts for $195 million.

o In January, AES announced the start of construction of the $300 million AES Wolf Hollow power plant at a site in Granbury, Texas.

o In January, a subsidiary of AES acquired a majority interest in a 290MW barge-mounted natural-gas-fired electric generating business in Lagos, Nigeria.

o In January, AES Huntington Beach submitted a proposal to the California Energy Commission to restart two retired gas-fired units that will add an additional 450 megawatts of generation in the electricity-strapped state of California.

o In January, AES announced the purchase of an additional 39% ownership interest in Hidroelectrica Alicura, a 1000 MW hydro plant in Argentina.

o In January, AES announced that it had successfully completed its offer to exchange all American Depositary Shares of Gener S.A. for AES common stock.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Cameroon, Canada, Chile, China, Colombia, Czech Republic, Dominican Republic, El Salvador, Georgia, Germany, Hungary, India, Italy, Kazakhstan, the Netherlands, Nigeria, Mexico, Oman, Pakistan, Panama, Sri Lanka, Ukraine, the United Kingdom, the United States and Venezuela.

The Company's generating assets include interests in one hundred and eighty one facilities totaling over 60 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 18 million end-use customers. In addition, through its various retail electricity supply businesses, AES sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

AES intends to file a Tender Offer Statement with the Securities and Exchange Commission as soon as practicable. We urge investors and security holders of CANTV to read carefully the U.S. offer to purchase regarding the proposed transaction when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the U.S. offer to purchase when it is available and other documents filed by AES with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S. exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-549-6746.

                                    * * * * *

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our website. Those who subscribe to this list will receive updates when AES issues a press release.

                                    * * * * *

This press release is for informational purposes only. The solicitation of offers to buy CANTV ADSs and Class D shares will only be made pursuant to an offer to purchase and related materials that AES expects to send to CANTV shareholders. This communication shall not constitute a solicitation of an offer to purchase in any state in which such offer, solicitation or sale would be unlawful.

                                    * * * * *

This press release contains forward looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of CANTV and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would" or similar expressions. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and CANTV's filings with the SEC.

                                    * * * * *